Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

February 13, 2020

Bernard Nolan

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Wealthbridge Acquisition Limited Revised Preliminary Proxy Statement on Schedule 14A Filed January 16, 2019 File No. 001-38799

Dear Mr. Nolan:

On behalf of our client, Wealthbridge Acquisition Limited (“Wealthbridge” or the “Company”), we hereby provide a response to the comments issued in a letter dated January 30, 2020 (the “Staff’s Letter”) regarding the Company’s Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Contemporaneously, we are submitting the amended Preliminary Proxy Statement via Edgar (the “Amended Proxy Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Proxy Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

February 13, 2020 Page 2

Revised Preliminary Proxy Statement on Schedule 14A

Summary of the Proxy Statement, page 7

1.	Your revised disclosure in response to prior comment 2 indicates that Scienjoy can waive the requirement that the minimum remaining amount in your trust account be no less than $10,000,000 after giving effect to any payments to redeeming shareholders. Please disclose how you would inform stockholders of the waiver of this requirement, and revise your disclosure so that it also contemplates a maximum redemption amount that leaves you with at least $5,000,001 in net tangible assets. Also, with regard to the disclosure provided in the pro forma section of the proxy statement, please briefly refer to this potential adjustment in your description of the transaction.

Response: The disclosure on page 9 and page 87 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

Risk Factors

Following the Business Combination, we may become a foreign private issuer . . ., page 57

2.	We note your revised disclosure in response to prior comment 1 does not describe the exemptions from the Nasdaq corporate governance rules that are available to a foreign private issuer. Please revise, and disclose whether you intend to use any of the exemptions.

Response: The disclosure on page 57 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

The Busienss Combination Proposal

Wealthbridge's Board's Reasons for the Approval of the Business Combination, page 70

3.	In response to prior comment 7, you advise us that your financial advisor provided you with no report or other documents related to the valuation of Scienjoy. Your revised disclosure, however, states that no "written" communications or reports were produced. We note that a report, opinion, or appraisal does not need to be written to fall within the disclosure requirements of Item 1015 of Regulation M-A. Please revise. To the extent you continue to believe that you are not required to provide disclosure under Item 14(b)(6) of Schedule 14A, please explain why the oral advice that you received from your financial advisor does not qualify as a report, opinion, or appraisal that is materially related to the transaction. In this regard, we note your brief reference in the proxy statement to the method used by your financial advisor to arrive at its valuation conclusion.

Response: The disclosure on page 70 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment to include additional details of our financial advisor.

February 13, 2020 Page 3

4.	We note your revised disclosure in response to prior comment 8 does not address whether your board of directors considered how Scienjoy differs from HUYA and DouYu, the two pure-play live streaming companies that you have determined to be the most directly comparable in light of a similar revenue model and sector focus, the same geographic location coverage, and the fact that they are listed on major U.S. stock exchanges. Please disclose whether the board considered other factors such as the greater scale of HUYA and DouYu in terms of revenue, registered users, active users, and paying users in arriving at its conclusion that the valuation implied by the business combination is favorable, or advise.

Response: The disclosure on page 72 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Scienjoy Inc., page 130

5.	We note your response to prior comment 11. Please consider disaggregating and discussing the revenues by the timing of transfer of goods or services (i.e. consumables and time-based virtual items). We refer you to Section III.B of SEC Release No. 33- 8350. In addition, as you update your financial statements for the fiscal year ending December 31, 2019, note that ASC 606-10-55-91(f) provides the timing of transfer of goods or services as an example of a category that might be appropriate for disaggregating revenue.

Response: The disclosure on page 132 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

Revenue, page 133

6.	We note your response to prior comment 10. Please consider disclosing and discussing ARPPU by platform for each period presented.

Response: The disclosure on page 132 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

February 13, 2020 Page 4

Critical Accounting Policies and Estimates

Recent Accounting Pronouncements, page 140

7.	We note that in response to prior comment 11, you revised your disclosure to state that Scienjoy has concluded that the adoption of ASC 606 will not have any material impact on Scienjoy’s consolidated financial statements and no material differences will exist between Scienjoy’s future adoption of ASC 606 and its accounting to date under ASC 605. However, you state in the Critical Accounting Policies and Estimates for Recent Accounting Pronouncements on page 140 that the company is continuing to evaluate the impact its pending adoption of Topic 606 will have on the consolidated financial statements. Please revise.

Response: The disclosure on page 140 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner